UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Synnex Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87162W100

(CUSIP Number)

December 31, 2013

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting persons: MiTAC International Corporation (IRS No. N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: Taiwan
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 5,551,764
(6) Shared voting power: 0
(7) Sole dispositive power: 5,551,764
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 5,551,764
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 14.41%
(12)	Type of reporting person (see instructions): CO

(1)	Names of reporting persons: Synnex Technology International Corporation (IRS No. N/A)
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: Taiwan
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 4,282,895
(6) Shared voting power: 0
(7) Sole dispositive power: 4,282,895
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 4,282,895
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 11.12%
(12)	Type of reporting person (see instructions): CO

(1)	Names of reporting persons: Matthew Miau
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or place of organization: USA
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power: 593,981
(6) Shared voting power: 0
(7) Sole dispositive power: 593,981
(8) Shared dispositive power: 0
(9)	Aggregate amount beneficially owned by each reporting person: 593,981
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions): N/A
(11)	Percent of class presented by amount in Row 9: 1.54%
(12)	Type of reporting person (see instructions): IN

Item 1(a). Name of Issuer:

Synnex Corporation

Item 1(b). Name of Issuer’s Principal Executive Offices:

44201 Nobel Dr, Fremont, CA 94538-6523

Item 2(a). Name of Person Filing:

MiTAC International Corporation

Synnex Technology International Corporation

Matthew Miau

Item 2(b). Address or Principal Business Office or, if None, Residence:

MiTAC International Corporation: No. 200 Wen Hua 2nd Road, Kuei Shan Hsiang, Taoyuan, Taiwan

Synnex Technology International Corporation: 4th Floor, No. 75, Sec. 3 Minsheng East Road, Taipei, Taiwan

Matthew Miau: No. 187, Tiding Blvd., Section 2, Neuihu, Taipei, Taiwan

Item 2(c). Citizenship:

MiTAC International Corporation: Taiwan

Synnex Technology International Corporation: Taiwan

Matthew Miau: USA

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number:

87162W100

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)

(a)	☐	Broker of dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940

(e)	☐	An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)((1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership

(a)	Amount beneficially owned:	10,428,640

(b)	Percent of class:	27.07%

(c)	Number of shares as to which such person has:

	(i) Sole power to vote or to direct the vote	10,428,640

	(ii) Shared power to vote or to direct the vote	0

	(iii) Sole power to dispose or to direct the disposition of	10,428,640

	(iv) Shared power to dispose or to direct the disposition of	0

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

See attached Exhibit A.

Item 8. Identification and Classification of Members of the Group.

Each reporting person disclaims membership in a group. See attached Exhibit A.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2014

MITAC INTERNATIONAL CORPORATION

By:	/s/ Ho Jhi-wu
Name:	Ho Jhi-wu
Title:	Director

SYNNEX TECHNOLOGY INTERNATIONAL CORP.

By:	/s/ Tu Shu-wu
Name:	Tu Shu-wu
Title:	Director

/s/ MATTHEW MIAU
MATTHEW MIAU

SCHEDULE 13G - TO BE INCLUDED IN

STATEMENTS

FILED PURSUANT TO RULE 13d-1(d)

Exhibit A

Pursuant to Item 7, Silver Star Developments Ltd., an entity organized under the laws of the British Virgin Islands, is the holder of the 5,551,764 shares of common stock of the issuer. Silver Star Developments Ltd. is a wholly-owned subsidiary of MiTAC International Corporation. The principal business office for MiTAC International Corporation and Silver Star Developments Ltd. is No. 200 Wen Hua 2nd Road, Kuei Shan Hsiang, Taoyuan, Taiwan. Jhi-Wu Ho, Chi-Ying Yuan and Hsiang-Yun Yang, the directors of Silver Star Developments Ltd., hold shared voting and dispositive power over the shares held by Silver Star Developments Ltd.

Pursuant to Item 7, Peer Developments Ltd., an entity organized under the laws of the British Virgin Islands, is the holder of the 4,282,895 shares of common stock of the issuer. Peer Developments Ltd is a wholly-owned subsidiary of Synnex Technology International Corporation. The principal business office for Synnex Technology International Corporation and Peer Developments Ltd. is 4th Floor, No. 75, Sec. 3 Minsheng East Road, Taipei, Taiwan. Matthew Miau and Shu-Wu Tu, the directors of Peer Developments Ltd., hold shared voting and dispositive power over the shares held by of Peer Developments Ltd.

Matthew Miau is the Chairman of the Board of Directors of MiTAC International Corporation and Synnex Technology International Corp. and a director of the issuer.

Pursuant to Item 8, each of the reporting persons in this schedule disclaims membership in a group. In addition, MiTAC International Corporation disclaims beneficial ownership of the 4,282,895 shares directly held by Peer Developments Ltd. and disclaims beneficial ownership of the 593,981 shares (of which 533,981 shares are directly held and of which 60,000 shares are exercisable) by Matthew Miau. Synnex Technology International Corporation disclaims beneficial ownership of the 5,551,764 shares directly held by Silver Star Developments Ltd. and disclaims beneficial ownership of the 593,981 shares (of which 533,981 shares are directly held and of which 60,000 shares are exercisable) by Matthew Miau. Matthew Miau disclaims beneficial ownership of the 5,551,764 shares directly held by Silver Star Developments Ltd. and disclaims beneficial ownership of the 4,282,895 shares directly held by Peer Developments Ltd.

The undersigned persons, on February 10, 2014, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their ownership of the Common Stock of Synnex Corporation.

MITAC INTERNATIONAL CORPORATION

By:	/s/ Ho Jhi-wu
Name:	Ho Jhi-wu
Title:	Director

SYNNEX TECHNOLOGY INTERNATIONAL CORP.

By:	/s/ Tu Shu-wu
Name:	Tu Shu-wu
Title:	Director

/s/ MATTHEW MIAU
MATTHEW MIAU